Filed Pursuant to Rule 433

Registration Statement No. 333-217200

November 2019

MicroSectors, by REX Shares, LLC

Transcript of Video Recording

Scott Acheychek, President of REX Shares, LLC

Big Oil Index

We created the MicroSector range to address what’s going on with sector investing trading. There’s a large gap of what we think of sector-specific plays out there, so when we look at sectors like financials or oil, we see indices that don’t fully provide the direct exposure we think they should. Our big oil index is actually pretty simple. We take the biggest 10 names in oil in the U.S. by market cap, we weight them equally, so we have 10 stocks, equally weighted. What it does is provide a more concentrated and truer barometer of what’s going on in the energy space in the U.S.

When we look at some of our competitor indices out there, they are mostly dominated by market cap weighted products. So what that ends up doing is it creates these products dominated by two names—so you end up with Chevron and Exxon creating between 40-50% of the index, whereas ours is more like 10% each. So we’re trying to create that more true exposure for just big oil.

Big Bank Index

The big bank index is something we’re pretty excited about. We look at just the big banks in the U.S.; we look at the bank sector, and we take the top 10 by market cap and that becomes our index.

So it becomes everything from JP Morgan, Bank of America, Wells Fargo—all the way down to a BB&T. So what we’re doing there is trying to provide specific bank access. In contrast, when we look at financial indices out there, they mostly have access to REITS, insurance companies, credit card companies, exchanges, and a whole wide variety of companies which are finance-related, but not specifically dedicated to big banks.

Dorsey Wright MLP Index

We recently started marketing for the Dorsey Wright MLP Index. It’s an index that’s pretty unique. Most of the benchmark products out there – when we think about benchmark MLP products or indices, we think about the Alerian MLP Index.

The Alerian MLP Index is just limited to midstream only, so its midstream MLPs. That’s in some ways like just being allocated to large cap stocks. So with the Dorsey Wright MLP Index, we are able to choose on a monthly basis the 15 best relative strength performing MLPs, regardless of where they come from; that means upstream, midstream and downstream. So what that has allowed us to do is outperform the Alerian MLP benchmark, because we have allocations to downstream, which tends to be less volatile. So, as oil prices have been pretty volatile of late, we’ve been able to outperform pretty handily due to having these other exposures.

NYSE FANG+ Index

The NYSE FANG+ Index is something we’re pretty excited about. We’ve worked with the NYSE ICE exchange, and they have an index which consists of the 10 most innovative names in tech globally. So what we’re trying to do is create something that represents really large tech companies.

In contrast, when you look at the Nasdaq 100, you’re looking at the top 100 names that are listed on the Nasdaq exchange. As the Nasdaq exchange has matured, so have the companies that have listed on that exchange—companies like Pepsi, Costco or Starbucks. Those names are in the top 25 of their index, but aren’t really regarded as tech companies.

Then, when we look at what happened to the GICs classification from two years ago, that kind of changed tech investing forever. When you look at the FAANG….as those five stocks are actually classified in three different categories. So you have Facebook, Alphabet and Netflix in communication services, and then you have Amazon in consumer discretionary, and then you have Apple in tech select.

So tech select’s what people often think about when they want to invest in tech. However, what’s interesting now with this new classification is that you have Apple in tech select, together with Visa and MasterCard as top five holdings. So, what we’re trying to do with this FANG index is really have it out in the market and represent what we think is going to be the big tech investment vehicle, the big tech index in this space.

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Bank of Montreal, the issuer of the ETNs linked to the indices discussed in this presentation, has filed a registration statement (including certain pricing supplements, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) about those offerings. Please read those documents and the other documents relating to those offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

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